FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Household acquisition: Supplementary Listing Particulars

HSBC has today published Supplementary Listing Particulars in connection with its proposed acquisition of Household International. The Supplementary Listing Particulars contain the announcement made on 28 February 2003 relating to Senior Appointments and the announcement made on 3 March 2003 of HSBC's Annual Results for 2002. Copies of the Supplementary Listing Particulars have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing Facility at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 00 44 (0) 20 7676 1000

The Supplementary Listing Particulars are also available on www.hsbc.com.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                  By:

                                                                                                                                                   Name: P A Stafford

                                                                                                                                                   Title: Assistant Group Secretary

                                                                                                                                                   Date: March 5, 2003